SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                     Name of Issuer:  MGIC Investment Corporation

          Title of Class of Securities:  Common Stock, Par $1.00

                            CUSIP Number:  552848 103

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 552848 103

1.  NAME OF REPORTING PERSON    S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

Firstar Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ] (b)  [x]

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

State of organization:  Wisconsin

NUMBER OF    5.  SOLE VOTING POWER

 SHARES          2,174,148

BENEFICIALLY 6.  SHARED VOTING POWER

  OWNED BY         599,197

    EACH     7.  SOLE DISPOSITIVE POWER

  REPORTING      2,264,248

   PERSON    8.  SHARED DISPOSITIVE POWER

    WITH           592,817

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,864,165 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.9%

12.  TYPE OF REPORTING PERSON*

HC

 Item 1(a).  Name of Issuer:

MGIC Investment Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

250 East Kilbourn Avenue Milwaukee, Wisconsin 53202

Item 2(a).  Name of Person Filing:

Firstar Corporation

Item 2(b).  Address of Principal Business Office or, if none,
Residence:

777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202

Item 2(c).  Citizenship:

State of organization:  Wisconsin

Item 2(d).  Title of Class of Securities:

Common Stock, Par $1.00

Item 2(e).  CUSIP Number:

552848 103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act

(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g)  [x]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)

(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

(a)  Amount Beneficially Owned as of December 31, 1994:

2,864,165 shares

(b)  Percent of Class:

4.9%

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

2,174,148

(ii)  shared power to vote or to direct to the vote:

599,017

(iii)  sole power to dispose or to direct the disposition of:

2,264,248

(iv)  shared power to dispose ore to direct the disposition of:

592,817

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

See Exhibit attached.

Item 8.  Identification and Classification of Members of the
Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

 Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995

FIRSTAR CORPORATION



By:  /s/ William H. Risch



Name/Title:  William H. Risch, Senior Vice President - Finance &
Treasurer

Exhibit to Item 7:  Identification and Classification of
Subsidiaries

Firstar Investment Research and Management Company - IA Firstar Bank Madison, N.A. - BK Firstar Trust Company - BK Firstar Bank Sheboygan, N.A. - BK Firstar Bank Eau Claire, N.A. - BK Firstar Trust Company of Illinois Firstar Trust Company of Florida, N.A.
- - BK Firstar Bank Oshkosh, N.A. - BK Firstar Bank Cedar Rapids, N.A. - BK Firstar Bank Council Bluffs - BK Firstar Bank Davenport, N.A. - BK Firstar Bank Des Moines, N.A. - BK